SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
CNPJ/MF nº 02.558.115/0001-21
NIRE 4130001760-3
A listed company

CALL NOTICE
ANNUAL AND SPECIAL SHAREHOLDERS’ MEETING

TIM Participações S.A. shareholders are hereby called to the Annual and Special Shareholders' Meeting, to be held on March 9, 2005, at 02:30 p.m. at the main office, Rua Comendador Araújo, 299, in the city of Curitiba, State of Paraná, with the following order of business:

Annual Meeting:

1.	To appreciate the directors’ report and the financial statements as of December 31, 2004;

2.	To appreciate the proposed destination of fiscal year 2004 income and the distribution of dividends;

3.	To appreciate the proposed capital budget for fiscal year 2005, as well as to review the 2004 capital budget and the amounts invested in said fiscal year;

4.	To appoint the members of the Statutory Audit Committee and determine their remuneration;

5.	To determine the remuneration of the Senior Management.

Special Meeting:

1.

To appreciate the proposed capital increase by fifty-four million, nine hundred and fifty-four thousand, twenty-seven reals and six cents (R$ 54.954.027,06), corresponding the tax benefit received by our subsidiaries in fiscal year 2004 by virtue of the amortization of premium, as provided in CVM Instruction nº 319/99;

2.

To appreciate the proposed capital increase by one hundred and fifteen million, five hundred and forty-two thousand, two hundred and forty-four reals and seventy-three cents (R$ 115.542.244,73), no new shares being issued, as provided in article 40, para. 2 of the Articles of Organization, and article 169, para 1 of Law nº 6.404/76;

3.	To appreciate the proposed amendment to article 5 of the Articles of Organization, concerning the Company capital;

4.	To appreciate the proposed amendment to article 11 of the Articles of Organization, as provided in article 35, para. 3 of Law nº 6.404/76;

5.	To appreciate the proposed amendment to article 23, IX of the Articles of Organization, concerning the scope of authority to dispose of or encumber items of the permanent assets;

6.	To appreciate the Statutory Audit Committee budget for fiscal year 2005, as provided in article 21 of its Bylaws.

  The documents pertaining to the business to be transacted in the Annual Meeting are available to the Stockholders at our main office.

  Shareholders attending the Annual Meeting by proxy shall file at the main office the respective documents evidencing that, including the proxy and/or the articles of organization or corporate acts concerning the proxy, as the case might be, as well as the document identifying the proxy, no later than two (2) business days before the date of said Meeting. In that same period of time, holders of book-entry shares or shares in trust shall file the copies of their identification document and the respective statement of book-entry shares issued at least five (5) business days before the Annual Meeting, as provided in article 15, sole paragraph of the Articles of Organization.

Curitiba, February 15, 2005

Mario Cesar Pereira de Araujo
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 18, 2005	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer